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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)

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                         BARRETT RESOURCES CORPORATION
                           (Name of Subject Company)

                         BARRETT RESOURCES CORPORATION
                      (Name of Person(s) Filing Statement)

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                     Common Stock, Par Value $.01 Per Share
           (Including the Associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                   068480201
                       (CUSIP Number of Class Securities)

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                              Eugene A. Lang, Jr.
                           Executive Vice President,
                         General Counsel and Secretary
                         Barrett Resources Corporation
                              1515 Arapahoe Street
                              Tower 3, Suite 1000
                             Denver, Colorado 80202
                                 (303) 572-3900
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on behalf of the Person(s) Filing Statement)

                                   Copies to:

                                 Thomas A. Cole
                                  Paul L. Choi
                               Michael A. Gordon
                                Sidley & Austin
                                 Bank One Plaza
                            10 South Dearborn Street
                            Chicago, Illinois 60603
                                 (312) 853-7000

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   This Amendment No. 1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on March 23, 2001 (as amended, the "Schedule 14D-9") by Barrett Resources Corporation, a Delaware corporation (the "Company"), relating to the tender offer by SRM Acquisition Company, a Delaware corporation ("Bidder") and an indirect wholly-owned subsidiary of Shell Oil Company, a Delaware corporation ("Shell"), to purchase all of the outstanding common stock, par value $.01 per share, of the Company, together with the associated Rights. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

   Item 8 is hereby amended by adding the following at the end thereof:

 Rights Agreement

   On August 4, 1997, the Board of Directors of Barrett declared a dividend distribution of one Right for each outstanding share of Common Stock to stockholders of record at the close of business on August 20, 1997 (the "Record Date"). Except as set forth below, each Right, when exercisable, entitles the registered holder to purchase from Barrett one one-thousandth of a share of a series of preferred stock, designated as Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Stock"), at a price of $150.00 per one one-thousandth of a share (the "Purchase Price"), subject to adjustment.

   Until the earlier to occur of (i) a public announcement that, without the prior consent of the Board of Directors of Barrett, a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) ten business days (or such later date as the Board may determine) following the commencement of (or a public announcement of an intention to make) a tender offer or exchange offer which would result in any person or group of related persons having beneficial ownership of 15% or more of the outstanding shares of Common Stock without the prior consent of the Board of Directors of Barrett (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced by such Common Stock certificate and no separate Rights Certificates will be distributed. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with Common Stock certificates. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and the separate Rights Certificates alone will evidence the Rights.

   Pursuant to actions taken by the Board, any Distribution Date under the Rights Agreement that arises solely by the virtue of the lapse of time following the commencement of, or the first public announcement by Shell of its intent to commence, the Shell Offer, has been delayed until such time as the Board of Directors or any authorized committee thereof shall designate, by subsequent resolution duly adopted by the Board or such committee thereof.

   The Rights are not exercisable until the Distribution Date. The Rights will expire on August 4, 2007, unless earlier redeemed by Barrett as described below. In the event that any person becomes an Acquiring Person, each holder of a Right generally will thereafter have the right for a 60 day period after the later of the date of such event or the effectiveness of an appropriate registration statement (or such other longer period set by the Board of Directors) to receive upon exercise of the Right that number of units of one one-thousandths of a share of Preferred Stock (or, under certain circumstances, Common Stock or other securities) having an average market value during a specified time period (immediately prior to the occurrence of a Person becoming an Acquiring Person) of two times the exercise price of the Right (such right being called the "Subscription Right"). Notwithstanding the foregoing, following the occurrence of a person becoming an Acquiring Person, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by the Acquiring Person or any affiliate or associate thereof will be null and void.

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   In the event that, at any time following the Stock Acquisition Date, Barrett is acquired in a merger or other business combination transaction or 50% or more of Barrett's assets or earning power are sold (in one transaction or a series of transactions), proper provision shall be made so that each holder of a Right (except a Right voided as set forth above) shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company (or, in the event there is more than one acquiring company, the acquiring company receiving the greatest portion of the assets or earning power transferred) which at the time of such transaction would have a market value of two times the exercise price of the Right (such right being called the "Merger Right"). The holder of a Right will continue to have the Merger Right whether or not such holder exercises the Subscription Right.

   The Purchase Price payable, the number of Rights and the number of units of one one-thousandths of a share of Preferred Stock or shares of the Common Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution. The number of outstanding Rights associated with each share of Common Stock and the voting and economic rights of each one one-thousandths of a share of Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

   At any time prior to the earlier to occur of (i) the close of business on the Stock Acquisition Date or (ii) the expiration of the Rights, Barrett may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"), which redemption shall be effective upon the action of the Board of Directors. Additionally, following the Stock Acquisition Date and the expiration of the period during which the Subscription Right is exercisable, subject to certain limitations, the Board of Directors may redeem the then outstanding Rights in whole, but not in part, at the Redemption Price provided that such redemption is in connection with a merger or other business combination transaction or series of transactions involving Barrett in which all holders of Common Stock are treated alike but not involving an Acquiring Person (or any person who was an Acquiring Person) or it affiliates or associates. Upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. In addition, if the Rights are redeemed, neither the Rights Agreement nor the Rights would interfere with Shell's consummation of the Shell Offer or the Proposed Merger. Furthermore, if Barrett redeems the Rights, the Rights Agreement and the Rights will no longer have the anti-takeover effects referred to below.

   The Rights have certain anti-takeover effects. The Rights Agreement guards against partial tender offers, open market accumulations and other abusive tactics to gain control of Barrett without paying all stockholders a control premium. The Rights will cause substantial dilution to a person or group of persons that attempts to acquire the Company, other than in a transaction approved by the Board of Directors of the Company at a time when the Rights are redeemable. The Rights should not interfere with any acquisition, merger or other business combination approved by the Board of Directors at a time when the Rights are redeemable.

   The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and the Company's Restated Certificate of Incorporation.

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   The Schedule 14D-9 shall be further amended by amending and restating in its entirety the paragraph directly following Item 9 as follows:

   This document and the exhibits attached hereto may contain certain statements that are considered "forward-looking statements" under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"). Although the Company believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be realized. There can be no assurance that actual results will not differ materially due to various factors, many of which are beyond the control of the Company, including certain risks described from time to time in the Company's reports with the Commission including quarterly reports on Form 10-Q, annual reports on Form 10-K and reports on Form 8-K. The safe harbor provisions of the PSLRA with respect to forward-looking statements are not available to statements made in connection with a tender offer, including, without limitation, the forward-looking statements that have been made in connection with Barrett's recommendation to the Company's stockholders contained in Item 4 above.

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                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          BARRETT RESOURCES CORPORATION


                                          By:    /s/ Peter A. Dea
                                             _________________________________
                                           Name:    Peter A. Dea
                                           Title:   Chairman of the Board and
                                                    Chief Executive Officer

Dated: March 28, 2001

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